FORM 20-F

US SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 000-30766

PATCH ENERGY INC.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant's Name into English)

Canada
(Jurisdiction of incorporation or organization)

Suite 1220 Park Place, 666 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None
Title of Class

None
Name of Each Exchange on Which Registered

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
Title of Class

Indicate the number of outstanding shares of each of the Issuer's classes of capital or common stock as of the close of the period covered by the registration statement.

There were 17,287,000 common shares, without par value, issued and outstanding as of July 17, 2003.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [ ] NO [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.

ITEM 17 [ ] ITEM 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. YES [ ] NO [ ]

TABLE OF CONTENTS

ABBREVIATIONS

bbls - barrels
mbbls - thousand barrels
mmbbls - millions barrels
bopd - barrels per day
boe - barrels of oil equivalent
boepd - barrels of oil equivalent per day
mcf - thousand cubic feet
mmcf - million cubic feet
bcf - billion cubic feet
mmcf/d - million cubic feet per day
mmbtu - million British Thermal Units
ngls - natural gas liquids

CONVERSION TABLE
To Convert From	To	Multiply By
Mcf Cubic metres Feet Metres Miles Kilometres Acres	Cubic metres ("m3") Cubic feet Metres Feet Kilometres Miles Hectares	28.174 35.494 0.305 3.281 1.609 0.621 0.405

PART I

FORWARD-LOOKING STATEMENTS

This Form 20-F Registration Statement contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors", that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms "we", "us", "our", and "Patch" mean Patch Energy Inc., unless otherwise indicated.

ITEM 1 Identity of Directors, Senior Management and Advisers

The following table sets forth the names, business addresses and functions of the directors and senior management of Patch:
Name Office Held	Business Address	Function of Director/Officer
David Stadnyk Director/President, Chief Executive Officer & Chief Financial Officer	Suite 1220 Park Place 666 Burrard Street Vancouver, BC V6C 2X8

Mr. Stadnyk is responsible for the day to day operations of Patch, management of the financing function of Patch and for developing our strategic direction. As a director, Mr. Stadnyk is responsible for the management and supervision of the affairs and business of Patch.

George Tsafalas Secretary	Suite 1220 Park Place 666 Burrard Street Vancouver, BC V6C 2X8	Mr. Tsafalas is responsible for keeping all records, making all necessary filings and supervising the general administration of Patch.

  Advisers

We do not have a continuous relationship with any primary banker or legal advisers.

C. Auditors

The Company's current auditors are Morgan and Company, Chartered Accountants, of Suite 1488, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1A1, Canada. Morgan and Company, Chartered Accountants, have acted as our auditors since our inception.

ITEM 2 Offer Statistics and Expected Timetable

Not applicable.

ITEM 3 Key Information

A. Selected Financial Data

The selected financial data presented below for the period from incorporation on February 11, 2002 to January 31, 2003 is derived from our financial statements which were examined by our independent auditor. The information set forth below should be read in conjunction with our financial statements (including related notes thereto) and "Operating and Financial Review and Prospects" (Item 5). The data is presented in U.S. dollars and in accordance with United States Generally Accepted Accounting Principles.

Selected Financial Data

(Stated in US Dollars)

Period From Inception on February 11, 2002 to
January 31, 2003 (Audited)

UNITED STATES GAAP	Period Ended January 31, 2003
Net Income (Loss) for the period	$(80,852)
Basic and Diluted (Loss)	$(0.12)
Total Assets	$195,200
Capital Stock	17,287,000
Number of Common Shares (adjusted to reflect changes in capital)	17,287,000
Long-Term Debt	Nil
Cash Dividends per Common Share	Nil

Exchange Rate Summary

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On July 17, 2003, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.3971. For the period ended January 31, 2003, the following exchange rate was in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
January 31, 2003	1.5485
Month ended	High/Low
April 30, 2003	1.4843/1.4336
March 30, 2003	1.4905/1.4659
February 28, 2003	1.5303/1.4928
January 31, 2003	1.5750/1.5220

B. Capitalization and Indebtedness

As of the date hereof we had a capitalization of $175,070 (17,287,000) and had no long-term indebtedness.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Much of the information included in this registration statement includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgement regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outlined below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements".

Our shares of common stock are considered speculative while we proceed with our commitments under the Farmout Agreement and the Participation Agreements or while we continue our search for new business opportunities. Prospective investors should consider carefully the risk factors set out below.

Limited Operating History and History of Losses

We have a limited oil and gas operating history and therefore have a limited history of earnings. We started our oil and gas operations in May of 2002 with the acquisition of our interest in our current properties. To date, we have incurred substantial net losses. As of January 31, 2003, we had a cumulative deficit of $(80,852). Our ability to generate significant revenues is uncertain. In order for us to make a profit, our revenues will need to increase significantly.

Lack of Financial Resources

Our ability to continue exploration and, if warranted, development of our properties will be dependent upon our ability to raise significant additional financing. If we are unable to obtain such financing, a portion of our interest in our properties may be lost to exploration partners or our properties may be lost entirely. We have limited financial resources and limited cash flow from operations and we are dependent for funds on our ability to sell our common shares, primarily on a private placement basis. There can be no assurance that we will be able to obtain financing on that basis in light of factors such as the market demand for our securities, the state of financial markets generally and other relevant factors. The method of financing employed by us to date results in increased dilution to the existing shareholders each time a private placement is conducted.

There can be no assurance that additional funding will be available to us for exploration and development of our projects or to fulfil our obligations under any applicable agreements. Although historically we have announced additional financings to proceed with the development of some of our previous properties, there can be no assurance that we will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties.

Going Concern Qualification

There is substantial doubt about our ability to continue as a going concern due to the losses incurred since inception, our stockholders' deficiency, and lack of revenues.

We anticipate that we may require financing from unrelated third parties in order to continue seeking a suitable business opportunity or business combination. We anticipate that we will have sufficient capital to fund our ongoing operations until that time. However, we may be required to raise additional financing for a particular business combination or business opportunity. We would likely seek to secure any additional financing necessary through private placements of our common stock.

There can be no assurance that, if required, any such financing will be available upon terms and conditions acceptable to us, if at all. Our inability to obtain additional financing in a sufficient amount when needed and upon terms and conditions acceptable to us could have a materially adverse effect upon our company. Although we believe that we have funds sufficient to meet our immediate needs, we may require further funds to finance the development of any business opportunity that we acquire. There can be no assurance that such funds will be available or available on terms satisfactory to us. If additional funds are raised by issuing equity securities, further dilution to existing or future shareholders is likely to result. If adequate funds are not available on acceptable terms when needed, we may be required to delay, scale back or eliminate the development of any business opportunity that we acquire. Inadequate funding could also impair our ability to compete in the marketplace, which may result in the dissolution of our company.

Property Defects

We have not obtained title reports with respect to our oil and gas properties and believe our interests are valid and enforceable. The properties may be subject to prior unregistered agreements, native land claims or transfers which have not been recorded or detected through title research. Additionally, the land upon which we hold oil and gas leases may not have been surveyed; therefore, the precise area and location of such interests may be subject to challenge.

Currency Fluctuations

We maintain our accounts in US and Canadian currencies and are therefore subject to currency fluctuations and such fluctuations may materially affect our financial position and results. We do not engage in currency hedging activities.

Need to Manage Growth

In the event our properties commence production, we could experience rapid growth in revenues, personnel, complexity of administration and in other areas. There can be no assurance that we will be able to manage the significant strains that future growth may place on our administrative infrastructure, systems, and controls. If we are unable to manage future growth effectively, our business, operating results and financial condition may be materially adversely affected.

Dependence on Key Personnel/Employees

We are dependent on our ability to hire and retain highly skilled and qualified personnel. We face competition for qualified personnel from numerous industry sources, and there can be no assurance that we will be able to attract and retain qualified personnel on acceptable terms. We do not have key man insurance on any of our employees. The loss of service of any of our key personnel could have a material adverse effect on our operations or financial condition.

Dependence on Operators

Under the Farmout Agreement with True Energy Inc. and Arsenal Energy Inc., True Energy acts as operator for the purposes of carrying out the work necessary to ensure our right to earn an interest under the Farmout Agreement and we are therefore dependent upon True Energy's expertise in the area of oil and gas exploration and development.

Conflicts of Interest

In addition to their interest in our company, our management currently engages, and intends to engage in the future, in the oil and gas business independently of our company. As a result, conflicts of interest between us and management of our company might arise.

Future Dilution

Our constating documents authorize the issuance of an unlimited number of shares of common stock without par value and an unlimited number of shares of preferred stock without par value. In the event that we are required to issue any additional shares or enter into private placements to raise financing through the sale of equity securities, investors' interests in our company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold. If we issue any such additional shares, such issuances also will cause a reduction in the proportionate ownership and voting power of all other shareholders. Further, any such issuance may result in a change in our control.

Anti-Takeover Provisions

We do not currently have a shareholder rights plan or any anti-takeover provisions in our By-laws. Without any anti-takeover provisions, there is no deterrent for a take-over of our company, which may result in a change in our management and directors.

Risks Relating to the Industry

Oil and Gas Exploration

Exploration for economic reserves of oil and gas is subject to a number of risk factors. While the rewards to an investor can be substantial if an economically viable discovery is made, few of the properties that are explored are ultimately developed into producing oil and/or gas wells.

Potential Profitability of Oil and Gas Ventures Depends Upon Factors Beyond the Control of Our Company

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

Adverse weather conditions can also hinder drilling operations. A productive well may become uneconomic in the event water or other deleterious substances are encountered which impair or prevent the production of oil and/or gas from the well. In addition, production from any well may be unmarketable if it is impregnated with water or other deleterious substances. The marketability of oil and gas which may be acquired or discovered will be affected by numerous factors beyond our control. These factors include the proximity and capacity of oil and gas pipelines and processing equipment, market fluctuations of prices, taxes, royalties, land tenure, allowable production and environmental protection. The extent of these factors cannot be accurately predicted but the combination of these factors may result in our company not receiving an adequate return on invested capital.

Competitiveness of Oil and Gas Industry

The oil and gas industry is intensely competitive. We compete with numerous individuals and companies, including many major oil and gas companies, which have substantially greater technical, financial and operational resources and staffs. Accordingly, there is a high degree of competition for desirable oil and gas leases, suitable properties for drilling operations and necessary drilling equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Fluctuating Price and Demand

The marketability of natural resources which may be acquired or discovered by us will be affected by numerous factors beyond our control. These factors include market fluctuations in oil and gas pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of oil and gas and environmental protection regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital to be profitable or viable.

Comprehensive Regulation of Oil and Gas Industry

Oil and gas operations are subject to federal, state, and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Oil and gas operations are also subject to federal, state, and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial, or local authorities will not be changed or that any such changes would not have material adverse effects on our activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on us. Additionally, we may be subject to liability for pollution or other environmental damages which it may elect not to insure against due to prohibitive premium costs and other reasons.

Environmental Regulations

In general, our exploration and production activities are subject to certain federal, state and local laws and regulations relating to environmental quality and pollution control. Such laws and regulations increase the costs of these activities and may prevent or delay the commencement or continuance of a given operation. Compliance with these laws and regulations has not had a material effect on our operations or financial condition to date. Specifically, we are subject to legislation regarding emissions into the environment, water discharges and storage and disposition of hazardous wastes. In addition, legislation has been enacted which requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. However, such laws and regulations are frequently changed and we are unable to predict the ultimate cost of compliance. Generally, environmental requirements do not appear to affect us any differently or to any greater or lesser extent than other companies in the industry.

We believe that our operations comply, in all material respects, with all applicable environmental regulations.

Our operating partners maintain insurance coverage customary to the industry; however, it is not fully insured against all environmental risks.

Risks Associated with Drilling

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

Government Regulation/Administrative Practices

There is no assurance that the laws, regulations, policies or current administrative practices of any government body, organization or regulatory agency in the United States or any other jurisdiction, will not be changed, applied or interpreted in a manner which will fundamentally alter the ability of our company to carry on our business.

The actions, policies or regulations, or changes thereto, of any government body or regulatory agency, or other special interest groups, may have a detrimental effect on our Company. Any or all of these situations may have a negative impact on our ability to operate and/or become profitable.

ITEM 4 Information on Patch Energy Inc.

A. History and Development of Patch Energy Inc.

Development of Our Company

We were incorporated on February 11, 2002 under the name "Patch Energy Inc." by registration of our Memorandum and Articles under the Company Act of British Columbia, Canada. Effective January 16, 2003, we continued our jurisdiction of incorporation from the Company Act of British Columbia to the Canada Business Corporations Act and as a result are now a federally incorporated company. Our principal place of business is our executive offices at 1220 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 and our telephone number is 604.688.2790.

Our Business

Our principal business has been the exploration, development and production of oil and natural gas reserves through participation in farmout arrangements where third parties act as the operator of the project. Our main focus had been on our assets located in the Kerrobert area in the Province of Saskatchewan, Canada. Our principal capital expenditures to date have been $112,809 spent to acquire the interest in the oil and gas properties discussed below.

As noted herein, we have recently acquired our interests in the oil and gas properties located in Saskatchewan, Canada. To date we have received modest revenues from such interests. However, there are no assurances that any revenue stream derived from such interests will be consistent in the future. To the extent that we receive an uncertain cash flow from our oil and gas revenues and that these amounts are not significant, we are highly dependent on external sources of financing to maintain a positive cash flow.

B. Business Overview

Present Operations of Our Company

Tehama County, California

On April 4, 2002 we loaned $70,000 to Fairchild pursuant to a convertible promissory note which bore interest at 8% per annum and was convertible into common shares of Fairchild. As consideration for the loan Fairchild assigned to Patch a 20% working interest in Fairchild's oil and gas interests in Tehama County, California. The note also provided that Patch be granted a right of first refusal to participate as to 50% of Fairchild's interest in respect of any oil and gas exploration or production opportunities Fairchild may participate in in the future. On July 16, 2002, the loan was elected to be converted into 1,750,000 common shares of Fairchild.

Fairchild has a farmout agreement with Olympic Resources (Arizona) Ltd. giving it a right to earn a 3.75% interest in five test wells. To date, Fairchild has earned the 3.75% interest in four of the five test wells as a result of which Patch holds a 0.75% interest in such wells. Under the terms of the agreement with Fairchild, Patch is to receive its proportionate share of the revenues from such wells once Fairchild has received revenues equal to the costs incurred by Fairchild to earn the interest in the wells. As at January 31, 2003, Patch has received $19,594 in revenues from its 0.75% interest in the four test wells.

Kerrobert Area, Saskatchewan, Canada

On May 1, 2002, we entered into a farmout agreement (the "Farmout Agreement") with True Energy Inc. ("True Energy") and Arsenal Energy Inc. ("Arsenal Energy"), pursuant to which we participated in the drilling of ten test wells located in the Kerrobert area of Saskatchewan, Canada. Pursuant to the terms of the Farmout Agreement, we had the right to earn 12.5% interest in the Farmout Lands (as defined in the Farmout Agreement) by incurring 15.625% of the drilling costs for the wells. The lands that are encompassed by the Farmout Agreement pursuant to which we acquired our interest are more particularly described as:

  Twp. 33, Rge. 23 W3M: Lsd's 9, 11, 14, 15 & 16 of Section 8

  Twp. 33, Rge. 24 W3M: Lsd's 2, 3, 4, 6, 7, 8 & N/2 of Section 13

  Twp. 33, Rge. 24 W3M: SW/4, NE/4 & Lsd's 12, 13 & 14 of Section 15

  Twp. 33, Rge. 24 W3M: N/2, SW/4 & Lsd's 2 & 7 of Section 23

  Twp. 33, Rge. 24 W3M: N/2, SW/4 & Lsd's 2, 7 & 8 of Section 25

  Twp. 33, Rge. 24 W3M: S/2, NW/4 of Section 26

On December 2, 2002 we entered into a participation agreement with Fairchild International Corporation, an oil and gas exploration company (the "Fairchild First Participation Agreement"). Pursuant to the terms of the Farmout Agreement, we had the right to earn a 12.5% interest in the Farmout Lands (as defined in the Farmout Agreement) by incurring 15.625% of the costs (the "Initial Costs") associated with the Test Wells (as defined in the Farmout Agreement). Pursuant to the terms of the participation agreement, Fairchild had the right to earn up to a one-third (1/3) share of the Interest (the "Partial Interest"), being a 4.167% interest in the 10 Test Wells in consideration of incurring an equal portion of the costs to a maximum of 5.208% of the costs associated with the Test Wells. In order for Fairchild to earn a Partial Interest, it was to pay for costs otherwise to be incurred by our Company pursuant to the terms of the Farmout Agreement, equal to the amount of the Partial Interest to be earned by Fairchild (the "Partial Costs") and Fairchild was to pay such Partial Costs as and when requested by us in order that we might fulfil our obligations under the Farmout Agreement in respect of the Partial Costs provided that, if Fairchild failed to make such payments, its right to earn the Partial Interest would cease and the agreement was to be terminated.

On February 10, 2003, we entered into another participation agreement with Fairchild ("Fairchild Second Participation Agreement") in order that they may earn a partial interest in a further 10 well drill program. The parties to the Farmout Agreement are proposing to carry out a further 9 well drill program (the "Second Program"). Under the terms of the Fairchild Second Participation Agreement"), Fairchild could earn a 1.75% interest in the Second Program, being a one-sixth share of Patch's interest in the Second Program in consideration of incurring an equal percentage of the costs associated with the Second Program.

On March 27, 2003, we entered into a participation agreement (the "Micron Participation Agreement") with Micron Enviro Systems, Inc. ("Micron"). The Micron Participation Agreement provides that Micron may earn a 3.5% interest in the Second Program in consideration of incurring 5% of the costs associated therewith, provided that if Micron incurs less than 5% of the costs associated with the Second Program the partial interest earned by Micron shall be adjusted pro rata from the full 3.5% earned when 5% of such costs are incurred.

On April 3, 2003, we entered into an amendment agreement (the "Fairchild Amendment Agreement") to the Fairchild Second Participation Agreement. We confirmed with Fairchild that our ability to continue to earn a 12.5% interest in any wells drilled on the Farmout Lands under the terms of the Farmout Agreement is contingent upon us paying 15.625% of the costs associated with such wells. The Fairchild Amendment Agreement provides that Fairchild is now obligated to incur 2.5% of the costs associated with the second 9 well drill program on the Farmout Lands in order to earn a 1.75% interest in such wells, as opposed to incurring 1.75% of the costs as the Fairchild First Participation Agreement provided for, reflecting the increased costs to which our Company is subject.

On April 29, 2003, we entered into a participation agreement (the "Butler Participation Agreement") with Butler Developments Corp. ("Butler"). The Butler Participation Agreement provides that Butler may earn a 3.5% interest in the Second Program in consideration of incurring 5% of the costs associated therewith and payment to us of $15,000.

As of January 31, 2003, we have earned the 12.5% interest in the initial 10 Test Wells and, in connection therewith, incurred $112,809 as our share of the costs associated with the Test Wells. Fairchild has also contributed its 5.208% share of the costs associated with the initial 10 Test Wells, being $68,772 and as a result has earned a 4.167% interest in these wells. As a result, our net interest in the initial 10 test wells is 8.333%.

Revenues

As of January 31, 2003, we have received revenue of $63,532, of which $28,505 was received from our oil and gas operations and $35,027 from interest and financing fees.

Market Prices of Oil and Natural Gas

The market prices of oil and natural gas have historically fluctuated widely and are affected by numerous global factors beyond our control. A decline in such market prices may have an adverse effect on revenues we receive from the sale of oil and gas. A decline in prices will also reduce our exploration efforts and make it more difficult to raise capital.

Governmental Regulation/Environmental Issues

Our oil and gas operations are subject to various federal, provincial and local governmental regulations. Matters subject to regulation include discharge permits for drilling operations, drilling and abandonment bonds, reports concerning operations, the spacing of wells, and pooling of properties and taxation. From time to time, regulatory agencies have imposed price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve supplies of oil and gas. The production, handling, storage, transportation and disposal of oil and gas, by-products thereof, and other substances and materials produced or used in connection with oil and gas operations are also subject to regulation under federal, state, provincial and local laws and regulations relating primarily to the protection of human health and the environment. To date, expenditures related to complying with these laws, and for remediation of existing environmental contamination, have not been significant in relation to the results of operations of our company. The requirements imposed by such laws and regulations are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations.

C. Organizational Structure

We do not have any subsidiary companies.

D. Property, Plants and Equipment

Our executive office is located at 1220 Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8. This space accommodates all of our executive and administrative offices.

Our Saskatchewan Assets

The legal description of the lands which are the subject of our Farmout Agreement with True Energy:

  Twp. 33, Rge. 23 W3M: Lsd's 9, 11, 14, 15 & 16 of Section 8

  Twp. 33, Rge. 24 W3M: Lsd's 2, 3, 4, 6, 7, 8 & N/2 of Section 13

  Twp. 33, Rge. 24 W3M: SW/4, NE/4 & Lsd's 12, 13 & 14 of Section 15

  Twp. 33, Rge. 24 W3M: N/2, SW/4 & Lsd's 2 & 7 of Section 23

  Twp. 33, Rge. 24 W3M: N/2, SW/4 & Lsd's 2, 7 & 8 of Section 25

  Twp. 33, Rge. 24 W3M: S/2, NW/4 of Section 26

These lands are located in the Kerrobert area of the Province of Saskatchewan, Canada.

The assets cover approximately 40 acres, with the potential of up to 60 drillable locations. We earned a 12.5% working interest in 10 test wells on the properties in January, 2003 however have assigned a 4.167% working interest in the 10 test wells to Fairchild.

Map 1
Index Map
Property Locations

Effective Date: January 1, 2003
Scale: 1:5,000,000 s1035859/indm01
Property: Saskatchewan

Geology and Reserve Summaries for the Saskatchewan Assets

Gilbert Lausten Jung Associates Ltd. ("GLJ"), independent geological and petroleum engineering consultants of Calgary, Alberta, have prepared a report effective January, 2003 evaluating the crude oil and natural gas reserves attributable to the initial 10 test wells (the "GLJ Report"). The GLJ Report is summarized in the table below reflecting Patch's 12.5% working interest.

Summary of Reserves Effective Date January 31, 2003.
	Proved Producing	Proved Plus Probable Producing
MARKETABLE RESERVES
Oil - MSTB
Gross Company Interest Net After Royalty	120.0 15.0 12.4	140.0 17.5 14.4
Oil Equivalent - MBOE
Gross Company Interest Net After Royalty	120.0 15.0 12.4	140.0 17.5 14.4

True Energy has also advised Patch that it proposes to undertake a second 9 test well program on the lands and has advised Patch that the initial contribution required by Patch in order to participate in this program is approximately $42,000, based upon Patch being obligated to pay 15% of the costs associated with the program in order to earn a 12.5% working interest in the 9 test wells. Patch has also confirmed with Micron, Butler and Fairchild that they will participate under the Participation Agreements they have with Patch. As a result, Butler, Micron and Fairchild will assume responsibility for 5%, 5% and 2.5%, respectively, of the costs of the second 9 test well program and on completion will earn 3.5%, 3.5% and 1.75%, respectively, of the interest in the wells. This will leave Patch responsible for 3.125% of the costs and on completion Patch will be left with a 3.75% interest in the second 9 test wells.

We are subject to laws and regulations that control the discharge of materials into the environment, require removal and cleanup in certain circumstances, require the proper handling and disposal of waste materials or otherwise relate to the protection of the environment. In operating and owning petroleum interests, we may be liable for damages and the costs of removing hydrocarbon spills for which we are held responsible. Laws relating to the protection of the environment have in many jurisdictions become more stringent in recent years and may, in certain circumstances, impose strict liability, rendering our company liable for environmental damage without regard to actual negligence or fault. Such laws and regulations may expose us to liability for the conduct of, or conditions caused by, others or for acts of our company. We believe that we have complied in all material respects with applicable environmental laws and regulations.

ITEM 5 Operating and Financial Review and Prospects

The information in this section is presented in accordance with United States generally accepted accounting principles. The following discussion of our financial condition and results of operations for the fiscal year ended January 31, 2003 should be read in conjunction with our consolidated financial statements and related notes included therein included in this registration statement in accordance with Item 8 - "Financial Information".

A. Operating Results

Revenues

As at January 31, 2003, we received revenues of $8,911 from our interest in our Saskatchewan assets and $19,594 from our interest in our California assets. We will recognize any revenues by accruing them in the month earned. As at January 31, 2003, we had received $173,370 from the issuance of shares in our capital stock.

Expenses

As at January 31, 2003 we had paid $112,809 for our share of the drilling costs associated with the first 10 test well program in the Kerrobert area of Saskatchewan, Canada and $15,638 associated with the four test wells in Tehama County, California.

Our expenses for the period from inception on February 11, 2002 to January 31, 2003 were $144,384 which included $85,000 in management fees accrued but unpaid to our directors and officers and $30,077 in oil and gas exploration and production costs.

Net Income or Loss

Our net loss for the period ended January 31, 2003 was $80,852, or $0.12 per share.

We do not believe that inflation will affect our operations at this stage of our development.

B. Liquidity and Capital Resources

As at January 31, 2003, we had a working capital of $(93,032). We anticipate requiring approximately $126,000 for our share of the costs associated with the Farmout Agreement with True Energy and a further $50,000 for general and administrative expenses for the next 12 months. We expect that a portion of these costs will be paid from revenues from our interests in oil and gas projects however, will depend on generating additional financing to enable us to satisfy working capital requirements. There are no assurances that we will be able to obtain sufficient financing.

C. Research and Development, patents, licenses etc.

We do not currently, and did not previously, have research and development policies in place. Since our incorporation, we have not expended any material amounts on research or development of our oil and gas properties, except to the extent that the funds that we expended to acquire our interest in the properties were spent in the development of the properties.

D. Trend Information

We are not aware of any other trends, demands uncertainties, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

New Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed of," but retains many of its fundamental provisions. Additionally, this statement expands the scope of discontinued operations to include more disposal transactions. SFAS No. 144 was adopted by the Company for the fiscal year ended January 31, 2003.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. This pronouncement is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro-forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS No. 148 are effective for fiscal years ended after December 15, 2002. The interim disclosure requirements are effective for interim periods beginning after December 15, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. The Interpretation expands on the accounting guidance of FAS 5, Accounting for Contingencies, FAS 57, Related Party Disclosures, and FAS 107, Disclosures about Fair Value of Financial Instruments, and incorporates without change the provisions of FIN 34, Disclosure of Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statement No. 5, which is being superseded. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees, such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Company on a prospective basis to guarantees issued or modified after December 31, 2002. The Company believes that the adoption of this standard will have no material impact on its financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). Under that interpretation, certain entities known as "Variable Interest Entities" ("VIE") must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE's in which a significant (but not majority) variable interest is held, certain disclosures are required. FIN 46 requires disclosure of Variable Interest Entities in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the Company will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the Company will hold a significant variable interest in, or have significant involvement with, an existing VIE. Any VIEs created after January 31, 2003, are immediately subject to the consolidation guidance in FIN 46. The measurement principles of this interpretation will be effective for the Company's 2003 financial statements. The Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of FIN 46.

In November 2002, the "EITF" reached a consensus on EITF 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF 00-21 establishes criteria for whether revenue on a deliverable can be recognized separately from other deliverables in a multiple deliverable arrangement. The criteria consider whether the delivered item has stand-alone value to the customer, whether the fair value of the delivered item can be reliably determined and the rights of returns for the delivered item. EITF 00-21 is effective for revenue agreements entered into in fiscal years beginning after June 15, 2003 with early adoption permitted. The Company believes that the adoption of this standard will have no material impact on its financial statements.

ITEM 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:
Name Office Held Age	Area of Experience and Functions in Patch Energy Inc.
David Stadnyk President, Chief Executive Officer, Chief Financial Officer, Treasurer and Director Age: 40

Director since February 11, 2002; President, CEO, CFO and Treasurer since January 9, 2003

As President and CEO, Mr. Stadnyk is responsible for the day to day operations of our company. As CFO and Treasurer, Mr. Stadnyk is primarily responsible for the internal accounting and record keeping, and general administration. As a director, he is responsible for the management and supervision of the affairs and business of our company.

George Tsafalas Secretary Age: 35

Mr. Tsafalas was appointed our President, Secretary and a Director on February 11, 2002. He resigned as our President and a Director effective January 9, 2003 but remains as our Company's Secretary.

As Secretary, Mr. Tsafalas is responsible for keeping all records, making all necessary filings, general administration and internal accounting for our company.

David Stadnyk, President, CEO, CFO, Treasurer and Director

Mr. Stadnyk was appointed as a Director of our Company on February 11, 2002. He was appointed our President, Chief Executive Officer, Chief Financial Officer, Treasurer and sole director on January 9, 2003. Mr. Stadnyk is the President of Praxis Pharmaceuticals, an Australian based biotech company which he helped form in 1997. He is also a director of Arsenal Energy Inc., a Canadian oil and gas exploration company. Mr. Stadnyk has been a self-employed businessman for approximately the last 15 years involved in numerous public and private companies.

George Tsafalas, Secretary

Mr. Tsafalas was appointed our President, Secretary and a Director on February 11, 2002. He resigned as our President and a Director effective January 9, 2002 but remains as our Company's Secretary. Mr. Tsafalas is also the President and a director of Fairchild. Mr. Tsafalas has senior management experience in the oil and gas sector, as well as in the hospitality industry and professional sports sectors. He has been active in a number of business enterprises. A former resident of Calgary AB, Mr. Tsafalas has been an investor in the oil industry and maintains a significant interest in the oil patch community in that city. Mr. Tsafalas was instrumental in negotiating the partnership on the current Kerrobert Viking Properties in Saskatchewan, Canada.

There are no family relationships between any of our officers and/or directors.

B. Compensation

Other than as set forth in the table below, our executive officer was not paid and did not earn compensation from our company for performing his duties during the period from our incorporation through the year ended January 31, 2003:
SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compen- sation
		Salary	Bonus	Other Annual Compen- sation	Awards		Payouts
					Securities Under Options/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts
David Stadnyk President, CEO, CFO, Treasurer and Director	2003	60,000(1)	Nil	Nil	Nil	Nil	Nil	Nil
George Tsafalas Secretary	2003	25,000(2)	Nil	Nil	Nil	Nil	Nil	Nil

(1) Pursuant to a management agreement dated February 11, 2002, David Stadnyk, our company's President, is paid $60,000 per annum through Stadnyk Corporate Group Ltd., a company wholly-owned and controlled by Mr. Stadnyk. As at January 31, 2003, this amount has been accrued but unpaid.

(2) Pursuant to a management agreement dated February 11, 2002, George Tsafalas, our company's Secretary is paid an annual salary of $25,000. As at January 31, 2003 $7,697 was paid to Mr. Tsafalas and the balance of $17,303 has been accrued but unpaid.

No cash compensation was paid to any of our directors for their services as directors during the fiscal year ended January 31, 2003.

As noted above, pursuant to a management agreement dated February 11, 2002, David Stadnyk, our company's President is paid an annual salary of $60,000. As at January 31, 2003, $60,000 payable to David Stadnyk has been accrued but unpaid.

As noted above, pursuant to a management agreement dated February 11, 2002, George Tsafalas, our company's Secretary is paid an annual salary of $25,000. As at January 31, 2003, $7,697 was paid to Mr. Tsafalas and the balance of $17,303 has been accrued but unpaid.

Other than the above, we have no standard arrangement pursuant to which our directors are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options.

As of the date hereof, we have no compensatory plan or arrangement with respect to any officer that results or will result in the payment of compensation in any form from the resignation, retirement or any other termination of employment of such officer's employment with our company, from a change in control of our company or a change in such officer's responsibilities following a change in control.

C. Board Practices

The directors are re-elected and the officers are re-appointed at the annual general meeting of shareholders. We have not yet held our first annual meeting, and each of our current directors and officers will continue to hold his respective office until his successor is elected or appointed, unless his office is earlier vacated under any of the relevant provisions of our Articles or of the CBCA.

There are no service contracts between our company and any of our officers, directors or employees providing for benefits upon termination of employment.

The sole member of our company's audit committee is David Stadnyk. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee will report to the board of directors with respect to such matters and recommend the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements will be submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We do not currently have a remuneration or compensation committee.

D. Employees

As of January 31, 2003, we did not have any employees save for our officers, David Stadnyk and George Tsafalas. Our operations are primarily managed by our President, David Stadnyk.

E. Share Ownership

There were 17,287,000 common shares issued and outstanding as of July 17, 2003. Of the shares issued and outstanding and the stock options granted, our directors and officers owned the following common shares as of July 17, 2003:
Name Office Held	Number of Common Shares Beneficially Owned as of July 17, 2003	Percentage(1)
David Stadnyk President, CEO, CFO, Treasurer and Director	11,930,000	69.0%
George Tsafalas Secretary	1,000,000	5.8%

(1) Based on 17,287,000 common shares issued and outstanding as at July 17, 2003, and the number of shares issuable upon the exercise of issued and outstanding stock options which are exercisable within 60 days of July 17, 2003.

The voting rights attached to the common shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

There were no long-term incentive awards made to our executive officers during the fiscal year ended January 31, 2003. There are no pension plan benefits in place for our executive officers.

ITEM 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

There were 17,287,000 of our common shares issued and outstanding as of July 17, 2003. The following table sets forth, as of July 17, 2003, persons known to us to be the beneficial owner of more than five (5%) of our common shares:
Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares
David Stadnyk	11,930,000	69.04%
George Tsafalas	1,000,000	5.79%
David Lane	1,700,000	9.84%

The voting rights of our major shareholders do not differ from the voting rights of holders of our shares who are not major shareholders.

As of July 17, 2003, our corporate records indicate that there were 17,287,000 common shares issued and outstanding. Of those common shares issued and outstanding, all common shares were registered to Canadian residents (30 shareholders), and no common shares were registered to residents of the United States (nil shareholders) and no common shares were registered to residents of other foreign countries (nil shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

Pursuant to a management agreement dated February 11, 2002, David Stadnyk, our company's President is paid an annual salary of $60,000. As at January 31, 2003, $60,000 payable to David Stadnyk has been accrued but unpaid.

Pursuant to a management agreement dated February 11, 2002, George Tsafalas, our company's Secretary is paid an annual salary of $25,000. As at January 31, 2003 $7,697 was paid to Mr. Tsafalas and the balance of $17,303 has been accrued but unpaid.

On April 4, 2002 we loaned the sum of $70,000 to Fairchild secured by a convertible promissory note. As consideration for the loan we were assigned a 20% working interest in Fairchild's oil and gas interests in Tehama County, California. The convertible note accrues interest at a rate of 8% per annum calculated monthly. At our election upon delivery of written notice to Fairchild, all of the outstanding principal amount of the note shall be converted into shares of common stock of Fairchild at the lesser of: (i) $0.04 per share; or (ii) the closing bid price of Fairchild's common stock on the OTC Bulletin Board on the trading day immediately preceding the date of conversion notice, less a 20% discount. On July 16, 2002, the loan was converted into 1,750,000 common shares at a price of $0.04 per share. Fairchild's President, George Tsafalas, is also our company's secretary.

None of the following persons was indebted to Patch at any time during the last three fiscal years:

1. any of our directors or officers; and

2. any associate of any such director or officer.

ITEM 8 Financial Information

Our financial statements are stated in U.S. dollars and are prepared in accordance with United States Generally Accepted Accounting Principles. In this registration statement, unless otherwise specified, all dollar amounts are expressed in U.S. dollars.

All Audited Statements are in U.S. dollars.

Financial Statements Filed as Part of the Registration Statement:

Financial Statements of Patch Energy Inc. for the Year Ended January 31, 2003 (audited), reported on by Morgan & Company, Chartered Accountants:

Auditor's Report dated June 20, 2003, as to disclosure changes for generally accepted accounting principles in the United States

Balance Sheet as at January 31, 2003

Statement of Operations for the year ended January 31, 2003

Statement of Cash Flows for the year ended January 31, 2003

Notes to Financial Statements

Legal Proceedings

There are no pending legal proceedings to which we are a party or of which any of our property is the subject. There are no legal proceedings to which any of the directors, officers or affiliates or any associate of any such directors, officers or affiliates of either our company or our subsidiary is a party or has a material interest adverse to us.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in the board's discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B. Significant Changes

There have been no significant changes since the date of our financial statements.

ITEM 9 The Offer and Listing

A. Offer and Listing Details

Our common shares, without par value, are being registered pursuant to this Registration Statement. Our common shares are registered shares and we are authorized to issue up to an unlimited number of common shares.

C. Markets

None of our shares are listed or quoted for trading on any stock exchange or regulated market. We do not have any established trading market in the United States.

ITEM 10 Additional Information

A. Share Capital

We are authorized to issue up to unlimited common shares, without par value and unlimited preferred shares, without par value, issuable in series. As at July 17, 2003 we had 17,287,000 common shares issued and outstanding as fully paid and non-assessable, and no preferred shares issued or outstanding.

B. Articles of Incorporation and Bylaws

Our Articles provide as follows:

(a) A director who is, in any way, directly or indirectly interested in a proposed contract or transaction with our company shall disclose the nature and extent of his interest at a meeting of the directors in accordance with the provisions of the CBCA, and the contract shall be submitted to our board of directors or our shareholders for approval. A director shall not vote in respect of any contract or transaction with our company in which he is interested, and if he shall do so, his vote shall not be counted but he may be counted in the quorum present at the meeting at which such vote is taken.

(b) Subject to the provisions of any ordinary resolution, the remuneration of the directors may from time to time be determined by the directors themselves.

(c) The directors may, at their discretion and subject to any restrictions in our Articles or in the CBCA, authorize us to borrow any sum of money and may raise or secure the repayment of such sum of money in such manner and upon such terms and conditions as the directors of our company think fit.

(d) There are no provisions with respect to the retirement of a director or the non-retirement of a director under an age requirement.

(e) A director is not required to hold a share in the capital of our company as qualification for his office.

With respect to the above noted matters, there are generally no significant differences between Canadian and U.S. law.

Rights, Preference and Restrictions

Common Shares

All of the authorized common shares of our company, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each common share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the board of directors, in its discretion, out of funds legally available therefore. Our Articles do not provide for cumulative voting.

Upon liquidation, dissolution or winding up of our company, holders of common shares are entitled to receive pro rata our assets, if any, remaining after payments of all debts and liabilities. No common shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. There are no restrictions on the repurchase or redemption of common shares by our company while there is any arrearage in the payment of dividends or sinking fund instalments.

With respect to the rights, preferences and restrictions attaching to our common shares, there are generally no significant differences between Canadian and United States law as the board of directors, or the applicable corporate statute, will determine the rights, preferences and restrictions attaching to each class of a company's shares.

Preferred Shares

Our preferred shares may be issued in one or more series and the directors are authorized to fix the number of shares in and determining the designation of the shares of each series of preferred shares. The directors are also authorized to create, define and attach rights and restrictions to the shares of each series of preferred shares. To date no series of preferred shares have been created.

Changes to Our Common Shares

Provisions as to the modification, amendment or variation of the rights attaching to our common shares are contained in the CBCA. The CBCA requires approval by a special resolution (ie. approved by at least two-thirds of the votes cast at a meeting of our shareholders or consented to in writing by each of the shareholders entitled to vote) of our company's shareholders in order to effect any of the following changes:

(a) create new classes of shares;

(b) change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

(c) change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same of a different number of shares of other classes or series;

(d) divide a class of shares, whether issued or unissued, into series, and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series;

(e) cancel a class or series of shares where there are no issued or outstanding shares of that class or series;

(f) authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions of that series;

(g) authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares or any series; and

(h) revoke, diminish or enlarge any authority conferred under clauses [(h) and (i)] (of the CBCA).

Generally, there are no significant differences between Canadian and United States law with respect to changing the rights of shareholders as most state corporation statutes require shareholder approval (usually a majority) for any such changes that affect the rights of shareholders.

Annual General Meetings and Extraordinary General Meetings

Annual General Meetings (an "AGM") must be held once every financial year, within 15 months of the previous AGM. Under the CBCA, we must give our shareholders written notice of an AGM not less than 21 days and not more than 50 days before the AGM is to be held. The CBCA also requires that we publish, notice of the record date with respect to the AGM in a newspaper published or distributed in the place where our registered office is located, and in each place in Canada that we have a transfer agent, not less than 7 days before the record date, which may be not less than 21 days and not more than 50 days prior to the AGM.

Our directors may, whenever they think fit, convene an Extraordinary General Meeting (an "EGM"). An EGM may also be requisitioned by one or more shareholders of our company so long as such shareholders own not less than 5% of the issued and outstanding shares at the date such shareholders requisition an EGM. Within 21 days of receiving such requisition, our directors must call a meeting, failing which any shareholder who signed the requisition may call the meeting.

All shareholders entitled to attend and vote at an AGM or an EGM will be admitted to the meeting.

Most state corporation statutes require a public company to hold an annual meeting for the election of directors and for the consideration of other appropriate matters. The state statutes also include general provisions relating to shareholder votings and meetings. Apart from the timing of when an AGM must be held and the percentage of shareholders required to call a AGM or EGM, there are generally no material differences between Canadian and United States law respecting AGMs and EGMs.

Rights to Own Securities

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or other constituent documents of our company on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares ) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently $209 million for the year 2001.

Change in Control

There are no provisions in our Articles or By-laws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The CBCA does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower a company's board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our Articles or Bylaws or in the CBCA governing the threshold above which shareholder ownership must be disclosed. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. United States federal securities laws require a company to disclose, in its Annual Report on Form 20-F, holders who own more than 5% of a company's issued and outstanding shares.

Changes in the Capital of our Company

There are no conditions imposed by our Articles which are more stringent than those required by the CBCA.

C. Material Contracts

1. Management Agreement dated February 11, 2002 between Patch Energy Inc. and Stadnyk Corporate Group Ltd.

2. Management Agreement dated February 11, 2002 between Patch Energy Inc. and George Tsafalas.

3. Promissory Note dated April 4, 2003 from Fairchild International Corporation.

4. Farmout and Joint Operating Agreement, dated as of May 1, 2002 as amended June 17, 2002, between Patch, True Energy Inc. and Arsenal Capital Inc.

5. Participation Agreement dated December 2, 2002, between Patch and Fairchild International Corporation.

6. Participation Agreement dated February 10, 2003, between Patch and Fairchild International Corporation.

7. Participation Agreement dated March 27, 2003, between Patch and Micron Enviro Systems, Inc.

8. Amendment Agreement dated April 3, 2003 between Patch and Fairchild International Corporation.

9. Participation Agreement dated April 29,2003 between Patch and Butler Developments Corp.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

E. Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm's length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a "non-resident holder"). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the "ITA") and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the "Treaty") as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA"). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a) if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b) the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents "taxable Canadian property" to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a) the non-resident holder;

(b) persons with whom the non-resident holder did not deal at arm's length- or

(c) the non-resident holder and persons with whom he did not deal at arm's length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a) the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b) the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c) they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d) the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer's capital gain (or capital loss) from a disposition is the amount by which the taxpayer's proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer's adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the "taxable capital gain" is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See "Canadian Federal Income Tax Consequences" above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Purchasers of the common stock should therefore satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and should consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a "U.S. Holder" includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder's United States Federal taxable income. See "Foreign Tax Credit" below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder's basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a "U.S. Holder" is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of "collapsible corporation"). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A "collapsible corporation" is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the stockholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a "Foreign Personal Holding Company", a "Foreign Investment Company" or a "Controlled Foreign Corporation" (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of our outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of our gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), we would be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares in our capital would be required to include in income for such year their allocable portion of our passive income which would have been treated as a dividend had that passive income actually been distributed.

Foreign Investment Company

If 50% or more of the combined voting power or total value of our outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and we are found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that we might be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging our common shares to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a passive foreign investment company ("PFIC") is subject to U.S. federal income taxation of that foreign corporation under one of two alternative tax methods at the election of each such U.S. Holder.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by value (or, if the company is a controlled foreign corporation or makes an election, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. For taxable years of U.S. persons beginning after December 31, 1997, and for tax years of foreign corporations ending with or within such tax years, the Taxpayer Relief Act of 1997 provides that publicly traded corporations must apply this test on a fair market value basis only. The Registrant believes that it is a PFIC.

As a PFIC, each U. S. Holder must determine under which of the alternative tax methods it wishes to be taxed. Under one method, a U.S. Holder who elects in a timely manner to treat the Registrant as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which we qualify as a PFIC on his pro-rata share of our (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) our taxable year ends, regardless of whether such amounts are actually distributed. Such an election, once made shall apply to all subsequent years unless revoked with the consent of the IRS.

A QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; (ii) treat his share of our net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether (see discussion of interest charge below), or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of our annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is an individual, such an interest charge would be not deductible.

The procedure a U.S. Holder must comply with in making an timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which we are a PFIC. If the U.S. Holder makes a QEF election in such first year, (sometimes referred to as a "Pedigreed QEF Election"), then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files its tax return for such first year. If, however, we qualified as a PFIC in a prior year, then the U.S. Holder may make an "Unpedigreed QEF Election" by recognizing as an "excess distribution" (i) under the rules of Section 1291 (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date (Deemed Sale Election) or (ii) if we are a controlled foreign corporation ("CFC"), the Holder's pro rata share of the corporation's earnings and profits (Deemed Dividend Election) (But see "Elimination of Overlap Between Subpart F Rules and PFIC Provisions"). The effect of either the deemed sale election or the deemed dividend election is to pay all prior deferred tax, to pay interest on the tax deferral and to be treated thereafter as a Pedigreed QEF as discussed in the prior paragraph. With respect to a situation in which a Pedigreed QEF election is made, if we no longer qualify as a PFIC in a subsequent year, normal Code rules and not the PFIC rules will apply.

If a U.S. Holder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares and (ii) certain "excess distributions", as specially defined, by our company. An "excess distribution" is any current-year distribution in respect of PFIC stock that represents a rateable portion of the total distributions in respect of the stock during the year that exceed 125 percent of the average amount of distributions in respect of the stock during the three preceding years.

A Non-electing U.S. Holder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to our first taxable year during such U.S. Holder's holding period and beginning after January, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is an individual is not allowed a deduction for interest on the deferred tax liability. The portions of gains and distributions that are not characterized as "excess distributions" are subject to tax in the current year under the normal tax rules of the Internal Revenue Code.

If we are a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares, then we will continue to be treated as a PFIC with respect to such common Shares, even if it is no longer by definition a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. If a U.S. Holder makes a QEF Election that is not a Pedigreed Election (i.e., it is made after the first year during which we are a PFIC and the U.S. Holder holds our shares) (a "Unpedigreed Election"), the QEF rules apply prospectively but do not apply to years prior to the year in which the QEF first becomes effective. U.S. Holders should consult their tax advisors regarding the specific consequences of making a Non-Pedigreed QEF Election.

Certain special, generally adverse, rules will apply with respect to the common shares while we are a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code (as in effect prior to the Taxpayer Relief Act of 1997), a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock.

The foregoing discussion is based on currently effective provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders of the Registrant are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in our company. For a discussion of the impact of the Taxpayer Relief Act of 1997 on a U.S. Holder of a PFIC, see "Mark-to-Market Election For PFIC Stock Under the Taxpayer Relief Act of 1997" and "Elimination of Overlap Between Subpart F Rules and PFIC Provisions" below.

Mark-to-Market Election for PFIC Stock Under the Taxpayer Relief Act of 1997

The Taxpayer Relief Act of 1997 provides that a U.S. Holder of a PFIC may make a mark-to-market election with respect to the stock of the PFIC if such stock is marketable as defined below. This provision is designed to provide a current inclusion provision for persons that are Non-Electing Holders. Under the election, any excess of the fair market value of the PFIC stock at the close of the tax year over the Holder's adjusted basis in the stock is included in the Holder's income. The Holder may deduct any excess of the adjusted basis of the PFIC stock over its fair market value at the close of the tax year. However, deductions are limited to the net mark-to-market gains on the stock that the Holder included in income in prior tax years, or so called "unreversed inclusions." For purposes of the election, PFIC stock is marketable if it is regularly traded on (1) a national securities exchange that is registered with the SEC, (2) the national market system established under Section II A of the Securities Exchange Act of 1934, or (3) an exchange or market that the IRS determines has rules sufficient to ensure that the market price represents legitimate and sound fair market value.

A Holder's adjusted basis of PFIC stock is increased by the income recognized under the mark-to-market election and decreased by the deductions allowed under the election. If a U.S. Holder owns PFIC stock indirectly through a foreign entity, the basis adjustments apply to the basis of the PFIC stock in the hands of the foreign entity for the purpose of applying the PFIC rules to the tax treatment of the U.S. owner. Similar basis adjustments are made to the basis of the property through which the U.S. persons hold the PFIC stock.

Income recognized under the mark-to-market election and gain on the sale of PFIC stock with respect to which an election is made is treated as ordinary income. Deductions allowed under the election and loss on the sale of PFIC with respect to which an election is made, to the extent that the amount of loss does not exceed the net mark-to-market gains previously included, are treated as ordinary losses. The U.S. or foreign source of any income or losses is determined as if the amount were a gain or loss from the sale of stock in the PFIC.

If PFIC stock is owned by a CFC (discussed below), the CFC is treated as a U.S. person that may make the mark-to-market election. Amounts includible in the CFC's income under the election are treated as foreign personal holding company income, and deductions are allocable to foreign personal holding company income.

The above provisions apply to tax years of U.S. persons beginning after December 31, 1997, and to tax years of foreign corporations ending with or within such tax years of U.S. persons.

The rules of Code Section 1291 applicable to nonqualified funds as discussed above generally do not apply to a U.S. Holder for tax years for which a mark-to-market election is in effect. If Code Section 1291 is applied and a mark-to-market election was in effect for any prior tax year, the U.S. Holder's holding period for the PFIC stock is treated as beginning immediately after the last tax year of the election. However, if a taxpayer makes a mark-to-market election for PFIC stock that is a nonqualified fund after the beginning of a taxpayer's holding period for such stock, a co-ordination rule applies to ensure that the taxpayer does not avoid the interest charge with respect to amounts attributable to periods before the election.

Controlled Foreign Corporation Status

If more than 50% of the voting power of all classes of stock or the total value of the stock of our company is owned, directly or indirectly, by U.S. Holders, each of whom own after applying rules of attribution 10% or more of the total combined voting power of all classes of stock of our company, we would be treated as a "controlled foreign corporation" or "CFC" under Subpart F of the Code. This classification would bring into effect many complex results including the required inclusion by such 10% U.S. Holders in income of their pro rata shares of "Subpart F income" (as defined by the Code) of our company and our earnings invested in "U.S. property" (as defined by Section 956 of the Code). In addition, under Section 1248 of the Code if we are considered a CFC at any time during the five year period ending with the sale or exchange of its stock, gain from the sale or exchange of common shares of our company by such a 10% U.S. Holder of our common stock at any time during the five year period ending with the sale or exchange is treated as ordinary dividend income to the extent of our earnings and profits attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because we may never be a CFC, a more detailed review of these rules is beyond of the scope of this discussion.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a "United States Shareholder," see "Controlled Foreign Corporation," above). The exception only applies to that portion of a U.S. Holder's holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

G. Statement by Experts

A report in regards to our oil and gas assets was prepared by Gilbert Lausten Jung Associates Ltd., Petroleum Consultants, with an address at 4100, 400 - 3rd Avenue, S.W., Calgary, Alberta, Canada, T2P 4H2, a firm of Registered Professional Engineers. We have received authorization from Gilbert Lausten Jung Associates Ltd. to include their report, in the form and context in which it is included herein.

H. Documents on Display

The documents concerning our company may be viewed at the offices of our corporate counsel, Lang Michener, 1500 - 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, during normal business hours.

I. Subsidiary Information

We do not have any subsidiary companies.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

ITEM 12 Description of Securities Other Than Equity Securities

Not applicable.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15 Controls and Procedures

As required by Rule 13a-15 under the Exchange Act, within the 90 days prior to the filing date of this report, our Company carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of our Company's management, including our Company's President, Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, our Company's President, Chief Executive Officer and Chief Financial Officer concluded that our Company's disclosure controls and procedures are effective. There have been no significant changes in our Company's internal controls or in other factors, which could significantly affect internal controls subsequent to the date our Company carried out its evaluation.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in Company reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in Company reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer, to allow timely decisions regarding required disclosure.

ITEM 16 Reserved

ITEM 16(A) Audit Committee Financial Expert

Not Applicable

ITEM 16(B) Code of Ethics

Not Applicable

ITEM 16(C) Principal Accountant Fees and Services

Not Applicable.

PART III

ITEM 17 Financial Statements

Refer to Item 18 - Financial Statements

ITEM 18 Financial Statements

Financial Statements Filed as Part of the Registration Statement:

Financial Statements of Patch Energy Inc. for the Year Ended January 31, 2003 (audited), reported on by Morgan & Company, Chartered Accountants:

Auditor's Report dated June 20, 2003 as to disclosure changes for generally accepted accounting principles in the United States

Balance Sheet as at January 31, 2003

Statement of Income for the year ended January 31, 2003

Statement of Cash Flows for the year ended January 31, 2003

Notes to Financial Statements

PATCH ENERGY INC.

FINANCIAL STATEMENTS

JANUARY 31, 2003
(Stated in U.S. Dollars)

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Directors of
Patch Energy Inc.

We have audited the accompanying balance sheet of Patch Energy Inc. as at January 31, 2003 and the statements of operations, cash flows, and stockholders' equity for the period from inception, February 11, 2002, to January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2003 and the results of its operations and cash flows, for the period from inception, February 11, 2002, to January 31, 2003 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a net loss of $80,852 since inception, has not attained profitable operations and is dependent upon obtaining adequate financing to fulfil its development activities. These factors raise substantial doubt that the Company will be able to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Vancouver, Canada June 20, 2003	"Morgan & Company" Chartered Accountants

Tel: (604) 687-5841 Fax: (604) 687-0075 www.morgan-cas.com	P.O. Box 10007 Pacific Centre Suite 1488 - 700 West Georgia Street Vancouver, B.C. V7Y 1A1
Member of ACPA International

PATCH ENERGY INC.

BALANCE SHEET

JANUARY 31, 2003
(Stated in U.S. Dollars)

ASSETS

Current
Cash	$76
Accounts receivable	9,556
Prepaid expenses	1,718
11,350

Investments (Note 4)	70,000
Oil And Gas Properties (successful efforts method) (Note 5)	113,850

$195,200

LIABILITIES

Current
Accounts payable and accrued liabilities	$83,017
Advances payable (Note 6)	21,365
104,382

STOCKHOLDERS' EQUITY

Share Capital
Authorized:
An unlimited number of common shares without par value
An unlimited number of preferred shares without par value

Issued and outstanding:
17,287,000 common shares	173,370

Share subscriptions receivable	(1,700)

Deficit	(80,852)
90,818

$195,200

PATCH ENERGY INC.

STATEMENT OF OPERATIONS

PERIOD FROM INCEPTION, FEBRUARY 11, 2002, TO JANUARY 31, 2003
(Stated in U.S. Dollars)

Revenue
Oil and gas	$28,505
Interest and financing fees	35,027
63,532

Expenses
Bank charges, interest and exchange	(3,190)
Depletion	14,597
Management fees	85,000
Oil and gas exploration and production costs	30,077
Office expenses	2,562
Professional fees	12,370
Rent	2,968
144,384

Net Loss For The Period	$80,852

Basic And Diluted Loss Per Share	$0.12

Weighted Average Number Of Outstanding Shares	666,062

PATCH ENERGY INC.

STATEMENT OF CASH FLOWS

PERIOD FROM INCEPTION, FEBRUARY 11, 2002, TO JANUARY 31, 2003
(Stated in U.S. Dollars)

Cash Flows From Operating Activities
Net loss for the period	$(80,852)
Items not affecting cash:
Depletion	14,597
Financing fees (Note 5)	(35,027)
Oil and gas property costs written off (Note 5)	19,389
(81,893)
Changes in non-cash working capital items:
Accounts receivable	(9,556)
Prepaid expenses	(1,718)
Accounts payable and accrued liabilities	83,017
(10,150)

Cash Flows From Financing Activities
Proceeds from issue of share capital	171,670
Advances payable	21,365
193,035

Cash Flows From Investing Activities
Advances	(70,000)
Oil and gas properties	(112,809)
(182,809)

Net Change In Cash During The Period	76

Cash, Beginning Of Period	-

Cash, End Of Period	$76

Supplementary Cash Flow Information

During the period, the Company converted advances of $70,000 to an investment in common shares of the Company to which the funds were advanced (Note 3).

PATCH ENERGY INC.

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM INCEPTION, FEBRUARY 11, 2002, TO JANUARY 31, 2003
(Stated in U.S. Dollars)

	COMMON STOCK
	NUMBER OF
	COMMON
	SHARES	CONSIDERATION	DEFICIT	TOTAL

Shares issued for cash at $0.001	11,670,000	$11,670	$-	$11,670

Shares issued for cash at $0.02	5,000,000	100,000	-	100,000

Shares issued for cash at $0.10	617,000	61,700	-	61,700

Net loss for the period	-	-	(80,852)	(80,852)

Balance, January 31, 2003	17,287,000	$173,370	$(80,852)	$92,518

PATCH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Stated in U.S. Dollars)

1. NATURE OF OPERATIONS AND GOING CONCERN

a) Nature of Operations

The Company was incorporated in the Province of British Columbia on February 11, 2002, and continued as if it had been incorporated under the Canada Business Corporations Act on January 16, 2003.

Patch is engaged in the exploration for and production of natural gas and oil. Since February 11, 2002, the Company has acquired a 12.5% working interest in ten test wells in Saskatchewan, and a 0.75 of 1% working interest in certain oil and gas wells in California.

b) Going Concern

For the fiscal period ended January 31, 2003, the Company incurred a loss of $80,852. To achieve profitable operations, the Company requires additional capital for obtaining producing oil and gas properties through either the purchase of producing wells or successful exploration activity. Management believes that sufficient funding will be available to meet its business objectives including anticipated cash needs for working capital and is currently evaluating several financing options. However, there can be no assurance that the Company will be able to obtain sufficient funds to continue the development of and, if successful, to commence the sale of its products under development. As a result of the foregoing, there exists substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. SIGNIFICANT ACCOUNTING POLICIES

Impairment of Long-Lived Assets

The Company reviews the carrying amounts of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the period ended January 31, 2003, no such circumstances were identified.

PATCH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Investments

The Company accounts for its investments in shares of other resource companies as long term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

Oil and Gas Properties

The Company accounts for its oil and gas producing activities using the successful efforts method of accounting as prescribed by the United States Securities and Exchange Commission ("SEC"). Accordingly, acquisition costs, development costs and successful exploration costs are capitalized. Exploratory dry hole costs, lease rentals, and geological and geophysical costs are charged to expense as incurred. Upon surrender of undeveloped properties, the original cost is charged against income. Producing properties and related equipment are depleted and depreciated by the units-of-production method based on estimated proved reserves.

Joint Ventures

All exploration and production activities are conducted jointly with others and, accordingly, the accounts reflect only the Company's proportionate interest in such activities.

Loss Per Share

Basic loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if potential common shares had been issued and if the additional common shares were dilutive.

PATCH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Stated in U.S. Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company follows the liability method of accounting for income taxes under which deferred tax assets and liabilities are recognized for the future tax consequences of (i) temporary differences between the tax bases of assets and liabilities, and their reported amounts in the financial statements, and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when, based upon management's estimates, it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, and loans and advances payable.

It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values.

Stock Based Compensation

The Company accounts for employee stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 - "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non-employee stock based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - "Accounting for Stock Based Compensation".

3. RECENT ACCOUNTING PRONOUNCEMENTS

Effective February 11, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 141 - "Business Combinations", and SFAS No. 142 - "Goodwill and Other Intangible Assets". The adoption of these standards had no effect on the Company's financial position, results of operations or liquidity for the period ending January 31, 2003.

PATCH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Stated in U.S. Dollars)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Effective February 11, 2002, the Company adopted SFAS No. 144 - "Accounting for Impairment or Disposal of Long-Lived Assets". This standard establishes a single accounting model for the impairment of long-lived assets to be held and used, or to be disposed of by sale or abandonment, and broadens the definition of discontinued operations. The adoption of this standard had no effect on the Company's accounting for impairment and disposal of long-lived assets.

4. INVESTMENTS

1,750,000 common shares of Fairchild International Corporation, a company with one common director, at cost (quoted market value $140,000)	$70,000

5. OIL AND GAS PROPERTIES

Saskatchewan, Canada (a)	$112,809
California, USA (b)	15,638
128,447
Less: Accumulated depletion	(14,597)

$113,850

a) Saskatchewan, Canada

On May 1, 2002, the Company acquired a 12.5% working interest in ten test wells located in Saskatchewan by incurring 15.625% of the costs.

The Company has entered into a participation agreement with Fairchild International Corporation ("Fairchild") whereby Fairchild will earn one third of the Company's interest in the ten test wells by incurring one third of the Company's associated costs.

b) California, USA

The Company received a 0.75 of 1% of an interest in four test wells in Tehama County, California as consideration for providing a loan to Fairchild International Corporation.

During the year, two of these test wells proved to be unsuccessful and the acquired costs (representing a portion of the financing fee proceeds) relating to these two wells have been written off.

PATCH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Stated in U.S. Dollars)

6. ADVANCES PAYABLE

Advances payable are due to directors or companies controlled by directors and officers, and are repayable on demand, unsecured and do not bear interest.

7. INCOME TAX

Actual income tax expense differs from income tax expense computed by applying the Canadian statutory corporate rate of 40% to pretax income as follows:

Provision (Benefit) at the statutory tax rate	$25,419
Increase in valuation allowance	(25,419)

Income tax provision	$-

The net deferred income tax asset is comprised of the following:

Deferred income tax asset
Operating loss carryforwards	$25,419
Valuation allowance	(25,419)

Net deferred income tax asset	$-

Realization of the net deferred tax asset is dependent on the Company's ability to generate taxable earnings in the future. The Company has operating loss carryforwards totaling approximately $65,548 that expire in 2010.

8. RELATED PARTY TRANSACTIONS

During the period ended January 31, 2003, $85,000 in management fees were incurred by directors and officers, and $77,303 is included in accounts payable and accrued liabilities at January 31, 2003.

PATCH ENERGY INC.

NOTES TO FINANCIAL STATEMENTS

JANUARY 31, 2003
(Stated in U.S. Dollars)

9. COMMITMENTS

Effective February 11, 2003, the Company entered into two management services agreements with directors and officers of the Company. The payments due under these agreements are:

2004	$85,000
2005	$85,000

10. SUBSEQUENT EVENTS

Subsequent to January 31, 2003:

The Company agreed to participate in a second set of nine test wells in Saskatchewan, Canada, by agreeing to incur 15.625% of the costs to earn a 12.5% working interest.

Fairchild will also earn the right to earn 1.75% of the Company's interest by incurring 2.5% of the associated costs.

The Company also entered into participation agreements with two non-related companies whereby one non-related company may earn a 3.5% working interest by incurring 5% of the associated costs, and the second non-related company may earn a 3.5% working interest by incurring 5% of the associated costs and payment to the Company of $15,000.

EXHIBITS

Exhibits Required by Form 20-F

Exhibit Description
Number

(1) Articles of Incorporation and By-laws:

1.1 Certificate of Incorporation of the Company dated February 11, 2002

1.2 Memorandum of the Company dated February 7, 2002

1.3 Certificate of Continuance dated January 16, 2003

(2) Instruments Defining Rights of Holders of Equity Securities Being Registered:

2.1 Form 11 Articles of Continuance dated January 24, 2003

2.2 By-Law No. 1

(4) Material Contracts:

4.1 Management Agreement dated February 11, 2002 between Patch Energy Inc. and Stadnyk Corporate Group Ltd.

4.2 Management Agreement dated February 11, 2002 between Patch Energy Inc. and George Tsafalas.

4.3 Promissory Note dated April 4, 2003 from Fairchild International Corporation.

4.4 Farmout and Joint Operating Agreement, dated as of May 1, 2002 as amended June 17, 2002, between Patch, True Energy Inc. and Arsenal Capital Inc.

4.5 Participation Agreement dated December 2, 2002, between Patch and Fairchild International Corporation.

4.6 Participation Agreement dated February 10, 2003, between Patch and Fairchild International Corporation.

4.7 Participation Agreement dated March 27, 2003, between Patch and Micron Enviro Systems, Inc.

4.8 Amendment Agreement dated April 3, 2003 between Patch and Fairchild International Corporation.

4.9 Participation Agreement dated April 29 between Patch and Butler Developments Corp.

(23) Consents of experts and counsel:

23.1 Consent of Gilbert Lausten Jung Associates Ltd.

23.2 Consent of Independent Auditor (Morgan & Company)

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated : July 21, 2003

Patch Energy Inc.

/s/ David Stadnyk

Per: ________________________
 David Stadnyk, President